Issuer Free Writing Prospectus dated February 3, 2022

Filed Pursuant to Rule 433

Registration No. 333-255424

2021-2022 Tax Planning Tool And Potential Inflation Hedges

So much for the January effect. For those that aren’t totally familiar with the saying, Wikipedia describes it as follows:

The January effect is a hypothesis that there is a seasonal anomaly in the financial market where securities’ prices increase in the month of January more than in any other month. …

The effect was first observed around 1942 by investment banker Sidney B. Wachtel. He noted that since 1925 small stocks had outperformed the broader market in the month of January, with most of the disparity occurring before the middle of the month. …

The most common theory explaining this phenomenon is that individual investors, who are income tax-sensitive and who disproportionately hold small stocks, sell stocks for tax reasons at year end (such as to claim a capital loss) and reinvest after the first of the year. Another cause is the payment of year-end bonuses in January. Some of this bonus money is used to purchase stocks, driving up prices. The January effect does not always materialize; for example, small stocks underperformed large stocks in 1982, 1987, 1989 and 1990.

And now we can include 2022. In fact, the Russell 2000 small cap index corrected 22% from its early November 2021 peak to the January low set last week and is still down 10% for the month that includes this week’s torrid snapback rally. There is an old saying on Wall Street that “as goes January, so goes the year.”

That might not be the case for the entire year, but the next six months may bring some anxiety as the Fed is set to extinguish QE, raise rates and reduce their $9 trillion balance sheet. It’s called taking liquidity out of the system to fight inflation – a force of nature the Fed ignored for the better part of a year. One can only ponder what the next CPI and PPI data will look like when reported on February 10th, (CPI) and February 15th (PPI), as January was a month where oil, most commodity prices and wages pushed sharply higher.

For investors looking to use the current rally to reduce market weighting and lock in capital gains for 2022, I suggest looking at Belpointe PREP, LLC (NYSE American: OZ) as a means of parking your gains in an investment vehicle that provides dollar-for-dollar shelter from tax liabilities—allowing you to defer your capital gains tax obligations until the earlier of December 31, 2026 or when you sell your OZ investment, and where all capital appreciation and income generated from the capital gains you invest in OZ has the opportunity to grow tax free.

Assume you sell some stocks, or a business, or a property, and assume you realize a capital gain of $1MM. If that $1MM capital gain is reinvested in Belpointe PREP (NYSE American: OZ) within 180 days of the date you realize it, as long as you continue to hold OZ there will be no federal (and in many cases state) taxes due on that $1MM until you file your 2026 tax return in April of 2027. What isn’t taxed is any appreciation or distribution income you receive on your OZ investment if you hold the investment for 10 years or more, up to December 31, 2047. While arguably similar to a Roth IRA, there is no other retirement plan in the world that allows for this kind of tax-free compounding with no cap on initial capital invested.

What’s more, we’re not just talking about go-forward capital gains realized in 2022, you can also include all capital gains realized going back 180 days from the date you invest. Using February 1, 2022 as the investment date, you can look back 180 days and protect any capital gains realized as far back as August 6, 2021, providing for an incredible tax planning tool and a what we believe is a compelling incentive to build a 2021 tax buffer. But, with each passing day, the window for sheltering 2021 capital gains from the tax man is reduced.

This is a crucial point I want to drive home. While there is time to see how 2022 capital gains will play out, 2021 is in the books and the time to reinvest capital gains realized from the sale or exchange of capital assets—whether stocks, bond, commodities, precious metals, businesses, real estate, patents, trademarks, collectibles, livestock, etc.—during the last five months in 2021 into an Opportunity Zone Fund is running out.

The initial capital that Belpointe PREP (NYSE American: OZ) raises is and will be invested into multi-family real estate properties with income producing potential in cities with vibrant job markets, which we believe is a viable asset class in the current inflationary environment. At Belpointe PREP (NYSE American: OZ) we build and acquire Class A, full-featured, apartment properties targeting Sarasota, FL, Tampa/St. Pete, FL, Austin, TX, the Research Triangle, NC and Nashville, TN and Boise, ID.

In our view, rising interest rates on the short end of the yield curve can be looked at as a strong catalyst for property owners whose rents may be tied to cost-of-living indexes. Tight labor conditions for skilled workers appear to be pushing up wages in tandem with rents, keeping a strong set of fundamentals underpinning the Class-A rental property market.

Again, one of the benefits of investing in Qualified Opportunity Zone Funds (QOFs) is that one can go back 180 days from today—back to August 6, 2021 as of the first publication of this piece—and shelter all realized capital gains into a QOF, like Belpointe PREP (NYSE American: OZ), to avoid paying taxes on those capital gains altogether when April 18, 2022 comes around.

In the world of tax planning, this can be a huge proposition. Furthermore, Class A units of OZ can be bought and sold in the open market without penalty, allowing investors to add to or trim from the amount of capital gains sheltered at their discretion. Again, under the QOF structure, reinvested capital gains may grow tax-free if held for a period of ten years or more up to December 31, 2047.

As of the end of 2021, Belpointe PREP (together with its predecessor) has raised, in the aggregate, in excess of $332 million in gross offering proceeds in its ongoing initial public offering, so the company is in full speed ahead mode. Belpointe PREP has an active blueprint for deploying its acquisition and construction team to build out the assets within its portfolio. In addition to developing properties, Belpointe PREP will also focus on acquiring existing QOFs, with existing cash flow, whose management teams may be looking to exit their investments. This course of action removes new construction risks and may afford the possibility of immediate cashflow for Belpointe PREP investors.

Below are some of the key points to note about Belpointe PREP (NYSE American: OZ) as an investment vehicle for investors of all levels of net worth. Work through these investment features and get familiar with the offering. I believe there is no time better than the present to make a smart tax-saving decision.

Belpointe PREP is still conducting a $750 million continuous offering of Class A units. Belpointe PREP (NYSE American: OZ) is focused on identifying, acquiring, developing, or redeveloping and managing commercial real estate located within qualified opportunity zones. Belpointe PREP qualified as a qualified opportunity fund beginning with its taxable year ending December 31, 2020.

I highly encourage all interested parties to download our latest and updated White Paper to familiarize yourself with the concept and purpose of why Opportunity Zones were created and what the societal goals are for such large-scale projects and undertakings.

Belpointe PREP’s initial investments consist of and are expected to continue to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, and more, located throughout the United States and its territories.

In our view, QOF investing is a well-crafted and enormously beneficial public-private partnership striving to advance the quality of life for millions of less advantaged citizens and businesses in America’s biggest cities, smaller towns and areas within all 50 states, the District of Columbia and five U.S. territories.

Some of the most compelling benefits to investing in OZ are:

● Capital Gains Tax Deferral – An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into Belpointe PREP’s Class A units within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). Deferred Capital Gains are recognized on the earlier of December 31, 2026 or the date on which an inclusion event occurs, such as the date on which the investor sells its Class A units. (White Paper Page 2-3)

● Capital Gains Tax Exemption – An eligible investor may elect to receive an increase in basis with respect to Belpointe PREP’s Class A units equal to the fair market value of the Class A units on the date of their sale or exchange if the investor holds the Class A units for a period of ten years or more, up to December 31, 2047. Thus, for U.S. federal income tax purposes, an investor will not recognize capital gains as a result of an appreciation in Belpointe PREP’s Class A units.

● No Depreciation Recapture – An eligible investor who elects to receive an increase in basis with respect to Belpointe PREP’s Class A units equal to the fair market value of the Class A units on the date of their sale or exchange, if the investor has held the Class A units for a period of ten years or more, up to December 31, 2047, will not recognize depreciation recapture (excluding inventory gains) as a result of an appreciation in Belpointe PREP’s Class A units. (White Paper Page 5)

● Significantly Reduced Management Fees – Belpointe PREP’s manager is paid annual management fees of only 0.75% of its NAV, which is significantly less than the management fees of 1.5%-2.1% typically charged by other traditional private real estate funds, REITs and other traditional real estate investment platforms.

● No Capital Calls – Investors will not be required to make capital contributions beyond the purchase price of their Belpointe PREP Class A units, unlike traditional private real estate funds and other real estate investment platforms.

● No Investor Servicing Fees – Belpointe PREP will not charge investor servicing fees, typically charged for other real estate investments offered through broker-dealer platforms, which can add up to as much as 0.6% of invested capital on annual basis.

Click Here To Download The Latest White Paper: “Investing In Opportunity Zones For Tax Advantages and Growth”

●Significantly Lower Carried Interest – Belpointe PREP’s manager holds 100% of its Class B units, which entitle the manager to 5% of any gain recognized by or distributed to Belpointe PREP or recognized or distributed from Belpointe PREP’s operating companies or any subsidiary. This ownership interest will result in a “carried interest” to Belpointe PREP’s manager that is significantly lower than the carried interest of 15%-25% typically earned by external managers of traditional private real estate funds, REITs and other traditional real estate investment platforms.

● Ability to Use Equity as Transaction Consideration – Belpointe PREP intends to make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses using its equity as transaction consideration, thereby preserving cash for other investing activities.

● Greater Diversification – Belpointe PREP intends to hold a larger and more diversified portfolio of real estate and real estate-related assets than most other qualified opportunity zone real estate investment platforms. Greater diversification offers investors in Belpointe PREP’s Class A units the potential to achieve greater returns at a lower risk.

● Minimal Investment Requirements – Belpointe OZ has set a minimum investment threshold of $10,000 for purchases via subscription agreement, which it expects will allow for a broader base of investors to participate in its offering than would otherwise be able to participate in more traditional private real estate funds, REITs and other traditional real estate investment platforms. Investments via the market have no minimum.

● Development Expertise – Belpointe PREP’s manager employs a highly qualified team with extensive real estate development and construction management experience, thereby providing Belpointe PREP with knowledge, relationships and internal development expertise that it believes far exceeds what many other real estate investment platforms can offer their investors.

Take action and park your gains in Belpointe PREP (NYSE American: OZ) to insulate against paying capital gains taxes for this year, I suggest making it a priority to take the time to consult with your RIA, CPA, CFA and estate planners to gain full control of how to seize all the benefits of QOF investing and Belpointe PREP (NYSE American: OZ) in particular.

Contact Us!

Have questions about how Belpointe OZ can provide opportunities for investment appreciation, income and help you or your clients to Defer or Eliminate Capital Gains Obligations?

Call or email us and we’ll take the time to answer all of your questions about Belpointe OZ and how reinvesting capital gains in a Qualified Opportunity Zone fund can be utilized to offset an investor’s tax obligation.

You can contact us at 203-883-1944 or IR@belpointeoz.com.

To your success,

Cody H. Laidlaw

Editor-in-Chief

Belpointe OZ

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Disclosure: Cody H. Laidlaw is the Chief Investor Relations Officer of Belpointe PREP, LLC. Cody is also an investment advisor representative with Seaside Advisory Services, Inc. (d/b/a Seaside Financial & Insurance Services), a SEC registered investment adviser offering advisory accounts and services, and holds a long position in Belpointe PREP, LLC’s Class A units.

Important Information and Qualifications

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering

Investing in Belpointe OZ’s Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ’s investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ’s Class A units. To view Belpointe OZ’s most recent prospectus containing this and other important information visit sec.gov or belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

This communication may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this communication is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ’s Class A units in any jurisdiction where it is unlawful to do so.

Neither Belpointe OZ nor any of its affiliates provide investment or tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should consult their own investment and tax advisers concerning the U.S. federal, state and local income tax consequences, as well as any tax consequences under the laws of any other taxing jurisdiction, in relation to their personal tax circumstances, which may vary for prospective investors in different tax situations.

This communication may contain estimates, projections and other forward-looking statements, typically identified by words and phrases such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe OZ’s control. Therefore, we caution you against relying on any of these forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any of the forward-looking statements to conform them to actual results or revised expectations.

©2022 Belpointe PREP, LLC. All rights reserved